UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-35233

Student Transportation Inc.

(Translation of registrant’s name into English)

160 Saunders Road, Unit 6

Barrie, Ontario, Canada L4N 9A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 7, 2018, the Registrant filed a copy of an Arrangement Agreement regarding the acquisition of the equity securities of the Registrant with the Ontario Securities Commission, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. The Material Change Report filed with the Ontario Securities Commission in connection with such agreement has been separate has been separately filed with the Securities Exchange Commission on Form 6-K.

(c) Exhibit 2	Arrangement Agreement dated February 27, 2018 among the Registrant and Spinner Can Acquireco Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Student Transportation Inc.
(Registrant)

Date: March 7, 2018	/s/ Patrick J. Walker
Patrick J. Walker
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

These exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

2	Arrangement Agreement dated February 27, 2018 among the Registrant and Spinner Can Acquireco Inc.